Exhibit 21.1

SUBSIDIARIES OF
INTELLIGENTIAS, INC.

Retentia, Inc., a Nevada corporation (100% ownership)

Spectia società a responsabilità limitata (Spectia Srl), an Italian limited liability company (51% ownership)